U.S. SE 04016995 COMMISSION
WASHINGTON, D.C. 20549

AUDITED REPORT FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17 a-5 Thereunder	SEC FILE 008-51762

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alpha Strategic Management, Ltd.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3801 PGA Blvd., Suite 803

(No. and Street)

RECD S.E.C.
FEB 25 2004

Palm Beach Gardens	**Florida**	**33410**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fasulo **(561) 624-9998**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT

Holyfield & Thomas, LLC

1601 Forum Place, Suite 801	**West Palm Beach**	**FL**	**33401**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

o Public Accountant

o Accountant not resident in United States or any of its possessions

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Robert H. Fasulo, swear and affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Strategic Management, Ltd., as of December 31, 2003, are true and correct. I further swear and affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Subscribed and sworn to before me this 24 day of February, 2004

Notary Public

YOSHIYUKI NOBUMOTO
MY COMMISSION # DD 182210
EXPIRES: March 29, 2007
Bonded Thru Notary Public Underwriters

This report contains (check all applicable boxes)

X (a) Facing page.

X (b) Statement of financial condition.

X (c) Statement of income (loss).

X (d) Statement of cash flows.

X (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.

___ (f) Statement of changes in liabilities subordinated to claims of general creditors.

X (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.

___ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.

___ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.

___ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1.

ALPHA STRATEGIC MANAGEMENT, LTD.
(a Florida Limited Partnership)

STATEMENTS OF FINANCIAL POSITION

December 31, 2003 and 2002

TABLE OF CONTENTS

FORM X-17A-5

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: ALPHA STRATEGIC MANAGEMENT, LT [0013]

SEC File Number: 8- 51762 [0014]

Address of Principal Place of Business: 3801 PGA BOULEVARD [0020]

PALM BEACH GARDEN [0021] FL [0022] 33410 [0023]

Firm ID: 47313 [0015]

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 5 2004 WASH. D.C. 158

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Robert Fasulo [0030] Phone: 561-624-9998 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	318,414 [0200]		318,414 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	23,384 [0355]	[0600]	23,384 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	114,777 [0424]		
	E. Spot commodities	[0430]		114,777 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]

A. **Exempted securities**	[0170]		
B. **Other securities**	[0180]		
8. Memberships in exchanges:			
A. **Owned, at market**	[0190]		
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	34,733 [0670]	34,733 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	63,086 [0680]	63,086 [0920]
11. Other assets	[0535]	68,891 [0735]	68,891 [0930]
12. TOTAL ASSETS	456,575 [0540]	166,710 [0740]	623,285 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	101,338 [1205]	[1385]	101,338 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders** [1000]			
2. **Includes equity**			

subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	101,338 [1230]	0 [1450]	101,338 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	521,946 [1794]
E. Total	521,946 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	521,946 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	623,284 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
b.	**Commissions on listed option transactions**	[3938]
c.	**All other securities commissions**	[3939]
d.	**Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	469,970 [3995]
9.	Total revenue	469,970 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		273,244 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		2,506 [4195]
15.	Other expenses		196,263 [4100]
16.	Total expenses		472,013 [4200]

NET INCOME

-2,043

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		[4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		-2,043 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	28,990 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)–Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)–"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 32746 [4335A]	ABN AMRO INCORPORATED [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)–Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 521,946 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 521,946 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

   0 [3525]

5. Total capital and allowable subordinated liabilities — 521,946 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 166,710 [3540]

   B. **Secured demand note deficiency** — [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]

   D. **Other deductions and/or charges** — [3610]

   -166,710 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

   0 [3630]

8. Net capital before haircuts on securities positions — 355,236 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** — [3660]

   B. **Subordinated securities borrowings** — [3670]

   C. **Trading and investment securities:**

      1. **Exempted securities** — [3735]

      2. **Debt securities** — [3733]

3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			355,236 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	6,755 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14. Excess net capital (line 10 less 13)	255,236 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	345,102 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			101,338 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			101,338

		[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	29 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		523,989 [4240]
	A. Net income (loss)		-2,043 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		521,946 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. *Increases*	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

OATH OR AFFIRMATION

I, Robert H. Fasulo, swear and affirm that, to the best of my knowledge and belief, the accompanying financial statements pertaining to the firm of Alpha Strategic Management, Ltd., as of December 31, 2003, are true and correct. I further swear and affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this 23rd day of February, 2004

YOSHIYUKI NOBUMOTO
MY COMMISSION # DD 182210
EXPIRES: March 29, 2007
Bonded Thru Notary Public Underwriters

Notary Public

This report contains (check all applicable boxes)

X (a) Facing page.

X (b) Statement of financial condition.

___ (c) Statement of income (loss).

___ (d) Statement of cash flows.

___ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.

___ (f) Statement of changes in liabilities subordinated to claims of general creditors.

___ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.

___ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.

___ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.

___ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1.

___ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

X (l) An oath or affirmation.

___ (m) A copy of the SIPC supplemental report.

___ (n) A report describing any material inadequacies found to exist or found to have existed since the date if the previous audit.

X (o) Independent auditor's report on internal accounting control.

___ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

Holyfield & Thomas, LLC
Certified Public Accountants & Advisors
1601 Forum Place, Suite 801 • West Palm Beach, FL 33401-8106
(561) 689-6000 • Fax (561) 689-6001 • www.holyfieldandthomas.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
Alpha Strategic Management, Ltd.
Palm Beach Gardens, Florida

We have audited the accompanying statements of financial condition of Alpha Strategic Management, Ltd., a Florida limited partnership, as of December 31, 2003 and 2002. These financial statements are the responsibility of the Alpha Strategic Management, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Alpha Strategic Management, Ltd. at December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Holyfield & Thomas, LLC

West Palm Beach, Florida
January 30, 2004

ALPHA STRATEGIC MANAGEMENT, LTD.
(a Florida Limited Partnership)

STATEMENTS OF FINANCIAL POSITION

December 31,	*2003*	*2002*
ASSETS		
Cash	$ 328,586	$ 343,264
Deposits with clearing broker	105,200	104,657
Receivables from clearing organizations	23,384	32,105
Due from affiliates	34,732	39,354
Property and equipment, net of accumulated depreciation of $151,237 in 2003 and $116,449 in 2002	63,085	76,741
Other assets	68,296	138,138
Total assets	$ 623,283	$ 734,259
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Accounts payable	$ 24,800	$ 54,946
Accrued expenses	76,537	96,000
Total liabilities	101,337	150,946
Partners' capital	521,946	583,313
Total liabilities and partners' capital	$ 623,283	$ 734,259

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Business

Alpha Strategic Management, Ltd. (the Partnership) is a broker/dealer trading primarily in U.S. government and other fixed income securities. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

Property, Equipment and Depreciation

Property and equipment are stated at cost and depreciated over estimated useful lives of three to fifteen years using the straight-line method. Costs of major renewals and improvements that extend useful lives are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

Income Taxes

No provision for federal income taxes has been made since the income of the Partnership is not taxable to the Partnership, but is included in the income tax returns of the partners.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncement

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities". SFAS 133, as amended by SFAS 137 and SFAS 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities and is effective for financial statements with years beginning after June 15, 2000. Management does not believe that this standard will significantly affect the financial statements of the Partnership.

Reclassifications

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

2. Property and equipment

Property and equipment at December 31, 2003 consisted of the following:

	Cost	Accumulated Depreciation	Net
Computer equipment	$ 137,169	$ 99,384	$ 37,785
Telephone equipment	15,485	11,257	4,228
Furniture and equipment	39,260	22,858	16,402
Office equipment	11,204	8,359	2,845
Leasehold improvements	11,204	9,379	1,825
	$ 214,322	$ 151,237	$ 63,085

The statement of income for the year ended December 31, 2003 includes $34,787 in depreciation expense.

3. Introducer Agreement

The Partnership has entered into an Introducer Agreement with ABN AMRO ("ABN") whereby the Partnership introduces its customer accounts to ABN on a fully disclosed basis and ABN provides clearing, execution and other services relating to the securities transactions effected by the Partnership. As security for the obligations of the Partnership under the Introducer Agreement, the Partnership has deposited $105,200 with ABN, which amount bears interest at the overnight loan rate. Accordingly, the Partnership is subject to credit risk if the clearing broker is unable to repay the balance in the account.

4. Partnership Agreement

At December 31, 2003, the Partnership (a Florida Limited Partnership) consists of a general partner, (Alpha Strategic Management, LLC, a Florida Limited Liability Company) and four limited partners. Profit and loss are allocated based on each Partner's pro rata share of ownership.

The term of the Partnership is through December 31, 2048.

5. Commitments and Contingencies

Customer Transactions

In the normal course of business, the Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

5. *Commitments and Contingencies, continued*

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Operating Leases

The Partnership leases its premises under an operating lease expiring in April 2005. The Partnership, also leases vehicles for two of its partners. These leases expire in June, 2004 and October, 2004. Rent expense for 2003 was approximately $107,200. Total minimum base rentals under noncancelable operating leases as of December 31, 2003 are:

2004	$	96,134
2005		41,223
Total	$	137,357

Profit Sharing Plan

On July 1, 2001, the Partnership terminated its money purchase pension plan and adopted a 401(k) profit sharing plan of an affiliate. The plan covers substantially all employees who meet specific age and service requirements. The profit sharing plan provides for discretionary employer contributions for all eligible employees as well as employee salary deferrals. During the year ended December 31, 2003, the Partnership charged approximately $76,500 to pension expense.

Concentrations

The Partnership maintains bank accounts with Bank of America. The accounts are insured up to a maximum account balance of $100,000 by the Federal Deposit Insurance Corporation. Uninsured balances amounted to approximately $124,400 at December 31, 2003. In assessing its risk, the Partnership has policies whereby it only deals with reputable financial institutions.

The Partnership receives a majority of its revenues from an agreement to provide support services for related parties, if this agreement were terminated, it could have negative effects on the continued profitability of the Partnership.

6. *Regulatory Net Capital Requirements*

Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, requires the Partnership to maintain minimum net capital, and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Partnership has elected to use the alternative method permitted by the rule in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $100,000 or 6 2/3 percent of aggregate indebtedness. Net capital may fluctuate on a daily basis. At December 31, 2003, the Partnership's net capital and net capital requirement are $521,946 and $100,000, respectively. The Partnership's ratio of aggregate indebtedness to net capital was .29 to 1 at December 31, 2003.

7. *Related Party Transactions*

The Partnership has entered into an expense sharing agreement (the "Agreement") with two related entities. Under the Agreement, the Partnership provides personnel, accounting, legal and administrative support to the related entities and is reimbursed for direct and indirect expenses and for employee compensation and benefits. Pursuant to the Agreement, the Partnership was reimbursed $1,860,000 for the year ended December 31, 2003. At December 31, 2003, the Partnership was due a receivable from a related party in the amount of $34,733.

Holyfield & Thomas, LLC
Certified Public Accountants & Advisors
1601 Forum Place, Suite 801 • West Palm Beach, FL 33401-8106
(561) 689-6000 • Fax (561) 689-6001 • www.holyfieldandthomas.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners
Alpha Strategic Management, Ltd.
Palm Beach Gardens, Florida

In planning and performing our audit of the financial statements of Alpha Strategic Management Ltd. (the "Partnership"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of Management, the Commodity Futures Trading Commission, the National Futures Association, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holyfield & Thomas, LLC

West Palm Beach, Florida
January 21, 2003